Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Samsara Inc. (“us,” “our,” or “we”) summarizes certain important terms of our capital stock and certain provisions of our articles of incorporation, bylaws, and relevant provisions of Nevada law. Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this description, you should refer to our articles of incorporation, our bylaws, and the amended and restated investors’ rights agreement, each of which has been previously filed, and to the applicable provisions of Nevada law. We encourage you to read our articles of incorporation, bylaws, amended and restated investors’ rights agreement, and the applicable provisions of the Nevada law carefully.
General
Our authorized capital stock consists of 6,200,000,000 shares of capital stock, $0.0001 par value per share, of which:
•4,000,000,000 shares are designated as Class A common stock;
•600,000,000 shares are designated as Class B common stock;
•1,200,000,000 shares are designated as Class C common stock; and
•400,000,000 shares are designated as preferred stock.
Pursuant to our articles of incorporation, our Board of Directors has the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock, Class C common stock, and preferred stock. Until the Final Conversion Date (as defined in our articles of incorporation), any issuance of additional shares of Class B common stock (except for (i) a dividend or other distribution payable or subdivision in accordance with the terms of our articles of incorporation and (ii) any shares of Class B common stock issuable pursuant to the exercise, conversion, or settlement of any option or convertible security outstanding as of December 17, 2021) requires the approval of the holders of at least two-thirds of the outstanding shares of Class B common stock voting as a separate class.
Common Stock
We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. Except as otherwise provided in our articles of incorporation or required by applicable law, the designations, limitations, restrictions, and relative rights of shares of Class A common stock, Class B common stock, and Class C common stock are identical.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends and other distributions out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends or make such other distributions and then only at the times and in the amounts that our Board of Directors may determine.
Voting Rights
Holders of Class A common stock are entitled to one vote per share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 10 votes per share held, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law or our articles of incorporation. Under our articles of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase or decrease the number of authorized shares of our Class B common stock.
Nevada law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately if we were to seek to amend our articles of incorporation in a manner that adversely alters or changes any preferences or any relative or other right given to the respective class of outstanding shares. In that circumstance, the relevant class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date, approval of at least two-thirds of the outstanding shares of our Class B common stock voting as a separate class is required to amend or repeal, or adopt any provision of the articles of incorporation inconsistent with, or otherwise alter, any provision of the articles of incorporation relating to the voting powers, designations, limitations, restrictions, and relative rights of our Class B common stock.
Stockholders do not have the ability to cumulate votes for the election of directors. Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation, or removal.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion (except, with respect to the Class B common stock and Class C common stock, as described below), redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock automatically convert into shares of Class A common stock upon sale or transfer of such shares except for certain transfers permitted by our articles of incorporation, including (i) estate planning or other transfers among our co-founders and their family members, (ii) transfers to a bona fide trust primarily for the benefit of the transferor, such transferor’s family members or a charitable organization, (iii) transfers to an individual retirement account, pension, profit sharing, stock bonus or other type of plan where dispositive power and voting control with respect to the transferred shares of Class B common stock are retained by or granted solely to the transferor and/or permitted transferees, (iv) transfers to a corporation, partnership, or limited liability company in which the transferor and/or permitted transferees hold dispositive power and voting control, or (v) transfers to charitable organizations, foundations or similar entities established, directly or indirectly, by a transferor in which the transferor and/or permitted transferees hold dispositive power and voting control.
All shares of our Class B common stock will be converted into shares of Class A common stock following the earliest to occur of (i) the date specified by the affirmative vote or consent of (a) the holders of a majority of the outstanding Class B common stock and (b) each of Sanjit Biswas and John Bicket to the extent he (together with his permitted assigns) then holds at least 25% of the Class B common stock held by him and his permitted assigns immediately prior to the completion of our initial public offering and is not then deceased or disabled; (ii) nine months following the death or disability of the later to die or become disabled of Messrs. Biswas and Bicket, which period may be extended to 18 months upon the consent of a majority of the independent directors then in office; and (iii) such date fixed by our Board of Directors that is no less than 61 days and no more than 180 days following the date that the total number of shares of Class B common stock held by Messrs. Biswas and Bicket (together with their permitted assigns) equals less than 25% of the Class B common stock held by them immediately prior to the completion of our initial public offering.
Conversion of Class C Common Stock
After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.
Preferred Stock
No shares of our preferred stock are outstanding. Pursuant to our articles of incorporation, our Board of Directors has the authority, subject to limitations prescribed by Nevada law and the rights of the holders of our Class B common stock, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights of the shares of each series, in each case without further vote or action by our stockholders. Our Board of Directors can also increase, but not above the total number of authorized shares of preferred stock, or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders, subject to the voting powers, designations, preferences, limitations, restrictions, and relative rights stated in our articles of incorporation. Our

Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Registration Rights
In January 2021, we entered into an investor rights agreement (the “IRA”) that provides that certain holders of our Class A common stock and Class B common stock that are parties to the IRA are entitled to rights with respect to the registration of the Class A common stock held by, or issuable to, them under the Securities Act of 1933, as amended (the “Securities Act”). We refer to such parties as holders in this subsection. The registration rights set forth in the IRA shall terminate upon the earliest to occur of: (a) with respect to any particular holder, when such holder is able to sell without any restriction on volume or manner of sale in any three-month period all of its shares pursuant to Rule 144 under the Securities Act or such holder holds less than 1% of the company’s outstanding securities, (b) a Liquidation Event (as defined in the articles of incorporation we most recently filed with the Nevada Secretary of State that contains such a definition) or a sale by our stockholders, in one transaction or series of related transactions, or a series of unrelated transactions over a rolling twelve (12) month period, of equity securities that represent, immediately prior to such transaction or transactions, a majority by voting power of our equity securities pursuant to an agreement approved by the Board of Directors and entered into by us, or (c) the fifth anniversary of the closing of our initial public offering. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include.
S-1 Demand Registration Rights
Certain holders of our Class A common stock and Class B common stock are entitled to certain Form S-1 demand registration rights. At any time beginning 180 days after the effective date of our initial public offering, the holders of a majority of the registrable shares can request that we register the offer and sale of any of their shares in an underwritten offering, if the anticipated aggregate offering price, net of underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any such holder, except for certain fees and disbursements paid by the company, would equal or exceed $35 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to a company-initiated public offering of our common stock or if such holders propose to dispose of shares that may be immediately registered on Form S-3 as described below.
Piggyback Registration Rights
If we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such common stock, certain holders of our Class A common stock and Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to employees of the company or a subsidiary pursuant to an equity incentive, stock option, stock purchase or similar plan, (2) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Demand Registration Rights
Certain holders of our Class A common stock and Class B common stock are entitled to certain Form S-3 demand registration rights. The holders of a majority of shares then registrable under the IRA can make a request that we register any of their shares then registrable under the IRA on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate offering price, net of underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any such holder, except for certain fees and disbursements paid by the company, would equal or exceed $5 million. We will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending up to 90 days following the effectiveness of, a registration statement relating to a company-initiated public offering of our common stock. Additionally, we will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Provisions
Certain provisions of Nevada law, our articles of incorporation, and our bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Nevada Law
The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves, in advance, either the combination or the transaction by which such person first becomes an “interested stockholder,” or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates, and associates. Further, in the absence of prior approval, certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The applicable provisions of the NRS define “combination” broadly. And such definition could apply to many transactions between a corporation and an “interested stockholder.” These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We have expressly elected not to be governed by these provisions in our articles of incorporation, so they do not apply to us.
Articles of Incorporation and Bylaw Provisions
Our articles of incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board of Directors or management team, including the following:
Multi-Class Stock. Our articles of incorporation provide for a multi-class common stock structure, which provides holders of our Class B common stock significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Separate Class B Vote for Certain Transactions. Until the Final Conversion Date, our Class B common stock has the right to vote as a separate class on amendments to our articles of incorporation that affect the rights of our Class B common stock.
Board of Directors Vacancies. Our articles of incorporation and bylaws authorize only our board of directors to fill vacant directorships, including newly created seats, subject to the rights of the holders of any series of preferred stock to elect directors and fill vacancies under specified circumstances and except as otherwise permitted by resolution adopted by our board of directors. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder Action; Special Meeting of Stockholders. Our articles of incorporation provide that until the Voting Threshold Date (as defined in our articles of incorporation), our stockholders may only take action by written consent if such action is first recommended or approved by our board of directors. After the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. Our articles of incorporation and bylaws further provide that special meetings of our stockholders, other than as required by statute, may be called at any time only by a majority of our board of directors, the chairperson of our board of directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of the voting power of our capital stock to take any action.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting. Nevada law provides that stockholders may cumulate votes in the election of directors if the articles of incorporation so provide. Our articles of incorporation do not provide for cumulative voting.
Issuance of Undesignated Preferred Stock. Our board of directors generally has the authority, without further action by our stockholders, to issue up to 400,000,000 shares of undesignated preferred stock with the voting powers, designations, preferences, limitations, restrictions, and relative rights established from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Exclusive Forum. Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any action, suit or proceeding, whether civil, administrative or investigative (a) brought derivatively on our behalf, (b) asserting a claim for breach of a fiduciary duty owed by any of our current or former directors, officers or controlling stockholders, (c) for any internal action (as defined in NRS 78.046) including any action asserting a claim against us arising pursuant to any provision of Title 7 of the NRS, our articles of incorporation or our bylaws, any agreement entered into pursuant to NRS 78.365 or as to which the NRS confers jurisdiction on the district court of the State of Nevada, (d) to interpret, apply, enforce or determine the validity of our articles of incorporation or our bylaws or (e) asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (e) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court following such determination); provided that such exclusive forum provisions will not apply to suits brought to enforce any direct claim asserted under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In the event that the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada, does not have jurisdiction over any such action, suit or proceeding, then any other state district court of the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court of the State of Nevada has jurisdiction over any such action, suit or proceeding, then any federal district court located within the State of Nevada shall be the sole and exclusive forum therefor.
Our bylaws also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States including, in each case, the applicable rules and regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in our securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “IOT.”
Our Class B common stock and Class C common stock are neither listed nor publicly traded.